FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of February, 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:02/13/2007

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99 Notice to Euronext, Amsterdam dated 13 February 2007 Financial Calendar - revised

Exhibit 99



Following our announcement on 10 January 2007 that included the statement noting that all record dates for Unilever NV might change following the possibility of Euronext introducing new rules and practices; Euronext have now confirmed these new rules and practices will be implemented on 26 March 2007. As a result the record dates for Unilever NV have been changed, and a revised calendar is provided below.


                   UNILEVER FINANCIAL CALENDAR 2007 - REVISED


The payment timetable for Unilever 2006 final dividends and the 2007 interim dividends on ordinary shares will be as follows:



FINAL FOR 2006                UNILEVER NV                           NV NEW YORK SHARES

Proposal Announced            08 February 2007                      08 February 2007
Declaration (at AGM)          15 May 2007                           15 May 2007
Ex-dividend date              17 May 2007                           17 May 2007
Record Date                   21 May 2007                           21 May 2007
Payment Date                  21 June 2007                          21 June 2007


FINAL FOR 2006                UNILEVER PLC                          PLC ADRS

Proposal Announced            08 February 2007                      08 February 2007
Declaration (at AGM)          16 May 2007                           16 May 2007
Ex-dividend date              23 May 2007                           23 May 2007
Record date                   25 May 2007                           25 May 2007
Payment Date                  21 June 2007                          21 June 2007


INTERIM FOR 2007              UNILEVER NV                           NV NEW YORK SHARES

Announced                     01 November 2007                      01 November 2007
Ex-dividend date              02 November 2007                      02 November 2007
Record date                   06 November 2007                      06 November 2007
Payment date                  05 December 2007                      05 December 2007


INTERIM FOR 2007              UNILEVER PLC                          PLC ADRS

Announced                     01 November 2007                      01 November 2007
Ex-dividend date              07 November 2007                      07 November 2007
Record date                   09 November 2007                      09 November 2007
Payment date                  05 December 2007                      05 December 2007



UNILEVER NV               Announced            Ex-dividend date            Record date            Payment date
cumulative
preference shares

4%                     7 December 2007         10 December 2007          12 December 2007        2 January 2008


6% and 7%             7 September 2007         10 September 2007        12 September 2007        1 October 2007



OTHER KEY FINANCIAL DATES FOR 2007

Financial results will be published at 07.00hrs UK time (08.00 CET) on the following dates:

Q4       Thursday, 08 February 2007
Q1       Thursday, 03 May 2007
Q2       Thursday, 02 August 2007
Q3       Thursday, 01 November 2007
Q4       Thursday, 07 February 2008



The Annual General Meetings of Unilever NV and Unilever PLC will be held on Tuesday 15 May 2007, and Wednesday 16 May 2007, in Rotterdam and London respectively.


SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of
the Boards.   Further details of potential risks and uncertainties affecting the
Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.